

January 21, 2011

Larry G. Gerdes
Chief Executive Officer
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, Georgia 30328

> **Re:** **Transcend Services, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed November 9, 2010 and April 12, 2010**
> **File No. 0-18217**

Dear Mr. Gerdes:

We have reviewed your letter dated January 11, 2011 in response to our comment letter dated December 28, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income, page F-5

1. We reviewed your response to comment one in our letter dated December 28, 2010. Please tell us your rationale for allocating and recognizing a portion of the adjustment related to the first quarter in both the first and second quarters of the current fiscal year. Please also tell us what consideration you gave to the trend in quarterly earnings in your determination to record the effect of errors in forfeiture and volatility rates in the first quarter and the cumulative effect of the errors on prior years in the second quarter as opposed to the first quarter. Refer to ASC 250-10-45-27.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief